Exhibit 99.2

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three months ended March 31, 2010

(Unaudited – Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2010

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of Canadian dollars	Note	March 31 2010	December 31 2009

ASSETS
Current assets
Cash		$2,029	$2,488
Accounts receivable and other assets		11	13
Inventory		5,895	6,668
Ginseng crops		4,039	3,898
Prepaid expenses		49	87
		12,023	13,154

Ginseng crops		2,320	2,154
Prepaid expenses		22	28
Property, plant and equipment		2,419	2,513
		$16,784	$17,849

LIABILITIES
Current liabilities
Bank indebtedness	3	$-	$-
Accounts payable and accrued liabilities		412	459
Customer deposits		3,015	3,301
Current portion of long-term debt	4	-	446
		3,427	4,206

Long-term debt	4	6,287	6,499
Total liabilities		9,714	10,705

SHAREHOLDERS' EQUITY
Share capital	5	38,246	38,246
Contributed surplus		338	338
Accumulated other comprehensive income		874	806
Deficit		(32,388)	(32,246)
		(31,514)	(31,440)
Total equity		7,070	7,144
		$16,784	$17,849

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 8)

Approved by the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

		Three months ended
in thousands of Canadian dollars (except per share amounts)	Note	March 31 2010	March 31 2009

Revenue		$825	$2,930
Cost of goods sold		792	2,944
		33	(14)

Selling, general and administrative expenses		203	247
Wind-up expenses of terminated operations	6	-	174
Interest on short-term debt	3	-	26
Interest on long-term debt	4	70	109
		273	556

Operating loss		(240)	(570)

Other income (loss)	7	98	(118)

NET LOSS FOR THE PERIOD		$(142)	$(688)

Deficit, beginning of period		(32,246)	(32,915)

DEFICIT, END OF PERIOD		$(32,388)	$(33,603)

Basic and diluted loss per share		$(0.00)	$(0.02)

Weighted average number of shares used to calculate diluted loss per share (in thousands)		34,698	34,698

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three months ended
in thousands of Canadian dollars (except per share amounts)	March 31 2010	March 31 2009

Net loss for the period	$(142)	$(688)

Other comprehensive income (loss):
Adjustments as a result of foreign exchange translation of self-sustaining subsidiaries	68	(81)
Comprehensive loss	$(74)	$(769)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended
in thousands of Canadian dollars (except per share amounts)	March 31 2010	March 31 2009

Balance, beginning of period	$806	$442

Other comprehensive income (loss)	68	(81)
Balance, end of period	$874	$361

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Unaudited)

		Three months ended
in thousands of Canadian dollars	Note	March 31 2010	March 31 2009

OPERATING ACTIVITIES
Net loss for the period		$(142)	$(688)
Items included in net loss not affecting cash	10(a)	635	3,428
Changes in non-cash operating assets and liabilities	10(b)	(279)	(621)
Crop cost expenditures		(230)	(327)
		(16)	1,792

FINANCING ACTIVITIES
Bank indebtedness		-	(1,570)
Repayment of long-term debt		(448)	(6)
		(448)	(1,576)

INVESTING ACTIVITIES
Proceeds from disposition of property, plant and equipment		6	-
Proceeds from disposition of assets held for sale		-	115
		6	115

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(1)	1
NET INCREASE (DECREASE) IN CASH		(459)	332

CASH, BEGINNING OF THE PERIOD		2,488	192

CASH, END OF THE PERIOD		$2,029	$524

SUPPLEMENTAL INFORMATION:

Other cash flows:
Interest paid		12	30

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.	Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced an operating loss of $240,000 for the three months ended March 31, 2010 and has an accumulated deficit of $32,388,000 as at March 31, 2010. The Company is closely monitoring cash resources and has received significant financing from a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2010.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Future changes in accounting policies

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Management initiated its IFRS changeover plan in 2009 but has now suspended its changeover to IFRS and intends to convert to United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS. Management believes that the conversion to US GAAP will be much less onerous and costly as the Company already reconciles to US GAAP annually as part of its filings with the United States Securities Exchange Commission. The accounting standards that will materially affect the Company's reported financial position and results of operations are disclosed in Note 13.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Bank indebtedness

The Company had available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 3.75% per annum. The loan availability was eliminated on March 31, 2010. The loan facility was not used for the three month period ended March 31, 2010 so the Company incurred no interest. The Company incurred $6,000 of interest during the three month period ended March 31, 2009 which has been included in interest on short-term debt on the statement of operations and deficit.

In 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum which was fully repaid by the due date of May 31, 2009. The loan was secured by the Company's property near Kamloops, British Columbia. For the three month period ended March 31, 2009, the Company incurred $20,000 of interest which has been included in interest on short-term debt on the statement of operations deficit.

4.	Long-term debt

in thousands of Canadian dollars	March 31 2010	December 31 2009

Term loan	$6,287	$6,945

Less: current portion	-	446
	$6,287	$6,499

On September 1, 2009 the Company agreed to a three year extension of an existing loan facility of HK$51,500,000 from a company formerly under common control. The loan is unsecured and bears interest at 6.25%. The Company repaid HK$3,300,000 ($448,000) on March 1, 2010 ahead of the new scheduled repayment date of September 1, 2010. For the three month period ended March 31, 2010, the Company incurred $70,000 (2009 - $109,000) of interest which has been included in interest on long-term debt on the statements of operations and deficit.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

The term loan is scheduled to be repaid over the next three years as follows (all amounts in thousands of dollars of the respective currencies):

	Scheduled repayments		Canadian dollar equivalents
Year	HK$	US$

2010	$-	$-	$-
2011	16,700	-	2,184
2012	1,250	3,878	4,103
	$17,950	$3,878	$6,287

The Canadian dollar equivalents are calculated using foreign exchange rate

5.	Share capital

s as of March 31, 2010.

In thousands	Number of Shares	Amount

Common Shares
Balance as at December 31, 2009 and March 31, 2010	34,698	$38,246

6.	Wind-up expenses of terminated operations

Wind-up expenses of terminated operations include all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

7.	Other income (loss)

	Three months ended
in thousands of Canadian dollars	March 31 2010	March 31 2009

Foreign exchange gains (losses)	$105	$(119)
Loss on disposal of property, plant and equipment	(8)	-
Other non-operating income	1	1
	$98	$(118)

Foreign exchange gains (losses) include a $43,000 loss (2009 - $82,000 gain) on foreign exchange forward contracts.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

8.	Commitments, contingencies and guarantees

a)

The Company has entered into a forward contract with a Canadian bank to purchase US$1,400,000 on September 22, 2010 to partially hedge against the term loan detailed in Note 4. If the spot Canadian/US dollar exchange rate is less than or equal to $1.0000 on the contract date, the exchange rate of the purchase will be $1.0000. If the exchange rate is greater than or equal to $1.0535 on the contract date, the exchange rate of the purchase will be $1.0535. If the exchange rate is between $1.0000 and $1.0535 on the contract date, the contract will expire and a purchase obligation will not take place. At March 31, 2010, the closing exchange rate of $1.0158 resulted in the contract having a fair market value of $NIL.

b)

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

9.	Foreign exchange forward contract

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 4 and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three month period ended March 31, 2010, the Company received proceeds of $59,000 as a result of foreign exchange contracts of which $43,000 is included in other income (loss) on the statement of operations and deficit for the three months ended March 31, 2010 and $16,000 was included in other income (loss) on the statement of operations and deficit for the year ended December 31, 2009. For the three month period ended March 31, 2009, the Company received proceeds of $424,000 as a result of foreign exchange contracts of which $29,000 is included in other income (loss) on the statement of operations and deficit for the three months ended March 31, 2009 and $395,000 was included in other income on the statement of operations and deficit for the year ended December 31, 2008. At period-end exchange rates, the Company would neither receive nor pay any funds to settle its existing foreign exchange contract as described in Note 8(a).

10.	Cash flow information

a)	Items included in net loss not affecting cash

	Three months ended
in thousands of Canadian dollars	March 31 2010	March 31 2009

Depreciation and amortization	$2	$2
Loss on disposal of property, plant and equipment	8	-
Cost of ginseng crops sold	781	2,885
Non-cash realized foreign exchange (gains) losses	(156)	541
	$635	$3,428

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

b)	Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of Canadian dollars	March 31 2010	March 31 2009

Accounts receivable and other assets	$2	$116
Inventory	(8)	17
Prepaid expenses	44	41
Accounts payable and accrued liabilities	(31)	(77)
Customer deposits	(286)	(718)
	$(279)	$(621)

11.	Segmented information

The Company operates in one industry segment and two geographic regions. The geographic region that the revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product.

	Three months ended
in thousands of Canadian dollars	March 31 2010	March 31 2009
Revenue from operations located in:
Canada	$43	$183
Far East	782	2,747
	$825	$2,930
Intersegment revenue from operations located in:
Canada	$836	$1,888
Far East	-	-
	$836	$1,888
Net (loss) earnings from operations located in:
Canada	$(122)	$(624)
Far East	(20)	(64)
	$(142)	$(688)

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Long-lived assets comprise of non-current ginseng crops and property, plant and equipment.

in thousands of Canadian dollars	March 31 2010	March 31 2009
Long-lived assets from operations located in:
Canada	$4,739	$7,660
Far East	-	-
	$4,739	$7,660

Major customers:

For the three months ended March 31, 2010, revenue included sales to two major customers which accounted for $434,000 and $348,000, respectively, from the Far East Geographic region (March 31, 2009 - three customers from the Far East geographic region which accounted for $1,460,000, $742,000 and $545,000, respectively). Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

12.	Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $21,000 (2009 - $36,000) for the three months ended March 31, 2010 of which $12,000 (2009 - $21,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.

13.	Differences between Canadian GAAP and US GAAP

The Company has identified the following differences between Canadian GAAP and US GAAP which have a material impact on the financial statements of the Company.

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized. The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold. Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs. The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under US GAAP would be different. Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Under Canadian GAAP, inventory and ginseng crops are recorded at the lower of cost or estimated net realizable value. Any write-down to estimated net realizable value can be reversed in subsequent periods if there is a change in circumstances which result in an increase in the estimated net realizable. Under US GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income. Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

As a result of these differences, the balance sheet of the Company as at March 31, 2010 would change under US GAAP as follows:

in thousands of Canadian dollars	Canadian GAAP	US GAAP	Increase (Decrease) in Shareholders' Equity
Assets
Inventory	$5,895	$5,441	$(454)
Short-term ginseng crops	4,039	4,035	(4)
	$9,934	$9,476	$(458)

Shareholders' Equity	$7,070	$6,612	$(458)

The statement of operations for the three month period ended March 31, 2010 would change under US GAAP as follows:

in thousands of Canadian dollars	Canadian GAAP	US GAAP	Increase (Decrease) in Earnings

Cost of goods sold	$792	$747	$45

Operating loss	$(240)	$(128)	$112

Net loss	$(142)	$(97)	$45

There was no change in interest expense during the three months ended March 31, 2010 as the Company did not capitalize any interest under Canadian GAAP.